PRESS RELEASE

Banro Provides Update on Namoya Mine

Toronto, Canada – July 3, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") reports on activities at the Company’s Namoya mine in the eastern Democratic Republic of the Congo (the “DRC”). A convoy of 23 trucks belonging to contractors of the Namoya mine and travelling from Baraka, DRC to the Namoya mine with supplies for the mine, was trapped in a cross fire between the Congolese national army (the “FARDC”) and an armed group in Lulimba on the National Road 5 (“N5”). The armed group currently controls the Lulimba community and its environs, and has not permitted the release of the 23 trucks from Lulimba. Banro has been informed that all of the drivers of the trucks are safe.

Due to the fighting at Lulimba and ongoing fighting between the FARDC and other armed groups around other communities along the N5 supply corridor and its connections, all operations at the Company’s Namoya mine have been temporarily suspended and staff were evacuated on a temporary basis. A small group of key staff have now returned to site today to ensure maintenance of key equipment and facilities at Namoya. The Namoya camp and mining and processing facilities are being secured by the national security agencies, including the FARDC. The mining and mobile equipment were moved by the Company for safety from the mining areas to the plant and workshop areas prior to the evacuation.

The Company is monitoring the situation and will provide an update as more information becomes available.

Normal operations are continuing at the Company’s Twangiza mine.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.